United Realty Trust Incorporated POS AM

Exhibit 21.1

Subsidiaries of United Realty Trust Incorporated

Name	Jurisdiction of Formation/Incorporation

United Realty Capital Operating Partnership, L.P.	Delaware
United 2520 Tilden, LLC	Delaware
Parker Note Holdings, LLC	Delaware
United 14 Highland Fee Trust	Delaware